

21001239

SEC UNITEDSTATES
Mail Processing SECURITIES AND EXCHANGE COMMISSION
Section Washington, D.C. 20549

MAR ANNUAL AUDITED REPORT
Washington DC FORM X-17A-5
416 PART III

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SEC FILE NUMBER
8-68285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Karbone Capital Markets, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

675 Third Avenue 30th Floor Suite 3004
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Prunier 845-325-5374
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers, CPA PB
(Name – if individual, state last, first, middle name)

540 W Cedar Avenue   Lakewood   CO   80226
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Prunier _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karbone Capital Markets, LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

COO/CFO
_____
Title

_____
Notary Public

ERIC C. HAFFA
Notary Public, State of New York
No. 01HA6085690
Qualified in Orange County
Commission Expires Dec. 30, 20___

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KARBONE CAPITAL MARKETS. LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Karbone Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Karbone Capital Markets, LLC (the "Company") as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Boymr CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2017
Lakewood, CO
February 26, 2021

KARBONE CAPITAL MARKETS. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	412,209
Advisory fee receivable		35,000
Other assets		744
Total assets	**$**	**447,953**

LIABILITIES AND MEMBER EQUITY

LIABILITIES:

Accrued expense	$	29,090
Accounts payable		768
Total Liabilities:	**$**	**29,858**

MEMBER'S EQUITY		418,095
Total liabilities and member equity	**$**	**447,953**

3

The accompanying notes are an integral part of this statement.

REVENUE:

Advisory fee income	$	980,909
Total revenue	$	980,909

EXPENSES:

Commission expense	$	154,375
Payroll expence		110,250
Professional fees		102,028
Occupancy		56,350
Regulatory fees		17,158
Legal expence		12,831
Communications expense		4,560
Marker Research		2,500
Insurance expence		1,616
Other expense		1,555
Total expenses	$	463,223

NET PROFIT	**$**	**517,686**

The accompanying notes are an integral part of this statement.

BALANCE, December 31, 2019	$	189,218
Net Profit		517,686
Withdrawals		(531,945)
Contributions		243,136
BALANCE, December 31, 2020	$	**418,095**

The accompanying notes are an integral part of this statement.

KARBONE CAPITAL MARKETS. LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit	$	517,686
Adjustments to reconcile net Profit to net cash received in operating activities:		
Decrease in other assets		33,074
Increase in Advisory fee receivable		(20,000)
Decrease in accounts payable		(14,570)
Increase in accrued expenses		16,359
Net cash received in operating activities	$	532,549

CASH FLOWS PROVIDING BY FINANCING ACTIVITIES:

Withdrwal by member		(531,945)
Contributions by member		243,136
NET INCREASE IN CASH	$	243,740
CASH, at beginning of year		168,469
CASH, at end of year	$	**412,209**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Organization and Business

KARBONE CAPITAL MARKETS. LLC (the "Company") is a Delaware Limited Liability Company organized on January 13, 2020. The Company purchase Watts Capital, LLC A Delaware Limited Company organized on April 9, 2009 and is a wholly owned subsidiary of Karbone Inc. LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. Registration with these regulatory bodies occurred on October 13, 2010. In this capacity the Company participates as a consultant regarding securities transactions as well as in private placement of capital into various limited partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's primary sources of revenue are fees earned from consulting and private placement of securities. The Company records revenue from its activities over the terms of the related agreement.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company's sole member is taxed on the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Property

The Company provides for depreciation of property on the straight-line method based on estimated lives of 10 years.

See the accompanying independent auditors' report.   7

KARBONE CAPITAL MARKETS. LLC

NOTES TO FINANCIAL STATEMENTS
(*continued*)

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*concluded*)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Liabilities Subordinated to the Claims of Creditors

As of December 31, 2020, the Company had not entered into any subordinated loan agreements.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $382,351 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - **REGULATORY COMPLIANCE**

The Company claims exemption under the redemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

KARBONE CAPITAL MARKETS. LLC

NOTES TO FINANCIAL STATEMENTS
(*concluded*)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Indemnifications

The Company may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2020

CREDIT:
Member equity $ 418,095

DEBITS:
Non-allowable assets:
Other assets   35,744

NET CAPITAL $ 382,351

Minimum requirements of 6-2/3 % of of aggregate indebtedness of
$28,609 or $5,000, whichever is greater   5,000

Excess net capital $ 377,351

AGGREGATE INDEBTEDNESS-Account payable $ 29,858

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.08

Note: There are no material differences between the above computation of net capital
with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing
as of December 31, 2020.

See the accompanying independent auditors' exemption review report

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(Exemption)

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

See the accompanying independent auditors' exemption review report

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Karbone Capital Markets, LLC

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Karbone Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Boynton CPA PC

Lakewood, Colorado
February 26, 2021

See the accompanying independent auditors' exemption review report